Term Sheet	January 20, 2015

A preliminary short form prospectus containing important information relating to the Debentures (as defined below) has not yet been filed with any securities regulatory authority in Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the Debentures.

There will not be any sale or any acceptance of an offer to buy the Debentures until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the Debentures. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Debentures, before making an investment decision.

Issuer:	Primero Mining Corp. (“Primero” or the “Corporation”).

Issue:	5.75% Convertible unsecured subordinated debentures (the “Debentures”).

Issue Price:	US$1,000 per Debenture.

Principal Amount:	US$75 million (the “Offering”), with an Over-Allotment Option to purchase additional Debentures equal to up to an additional 15% of the Offering up to 30 days following closing.

Underlying Shares:	Common shares of the Corporation listed on the New York Stock Exchange (the “NYSE”) under the symbol PPP (the “Common Shares”).

Reference Price:	US$4.84.

Use of Proceeds:

The Company intends to use the net proceeds of the offering and the Option (if exercised) to fund underground development and mill expansion plans at its San Dimas mine, to fund development and capital expenditures at the Black Fox complex and to repay approximately US$30.0 million of indebtedness outstanding under its US$75.0 million revolving credit facility. The remainder of the net proceeds will be used for general corporate purposes.

Maturity Date:	The Debentures will mature on February 28, 2020.

Ranking:

The Debentures will be direct, subordinated, unsecured obligations of the Corporation and will rank equally with one another and with all other existing and future unsecured and subordinated indebtedness of the Corporation (other than Senior Indebtedness, as that term is defined in the indenture governing the Debentures (the “Indenture”) and indebtedness preferred by mandatory provisions of law). The Indenture will not restrict the Corporation or its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities.

The payment of the principal and premium, if any, of and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Corporation.

Interest:

The Debentures will bear interest at a rate of 5.75% per annum, payable in US dollars semi-annually in arrears on February 28 and August 28 of each year, commencing on August 28, 2015. The August 28, 2015 interest payment will represent accrued interest from the initial closing of the Offering, to but excluding August 28, 2015.

Unless an Event of Default (as defined in the Indenture) has occurred and is continuing, the Corporation may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the Indenture (i) in cash; (ii) by delivering sufficient Common Shares to the trustee under the Indenture (the “Trustee”), for sale, to satisfy the interest obligations in accordance with the Indenture, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares; or (iii) any combination of (i) and (ii) above.

Conversion:

Each Debenture will be convertible into freely-tradable fully-paid Common Shares at the option of the holder at any time prior to the close of business on the earlier of (i) the business day immediately preceding the Maturity Date or, (ii) if called for redemption, on the business day immediately preceding the date fixed for redemption, or (iii) if the Corporation is required to offer to repurchase such Debenture in connection with a Change of Control (as defined below), on the business day immediately preceding the payment date, into 152.6718 Common Shares for each US$1,000 principal amount of Debentures, representing a conversion price of approximately US$6.55 per Common Share (the “Conversion Price”) (approximately 35% premium), subject to adjustment in certain circumstances. Holders converting their Debentures will receive accrued and unpaid interest thereon up to, but excluding, the date of conversion.

Payment Upon Conversion	Upon conversion the Company has the right to deliver Common Shares, cash based on the 20 day vwap price of the Common Shares on the NYSE, or any combination thereof.

Dividend Adjustment and Anti-Dilution:

The Conversion Price will be subject to standard anti-dilution adjustments upon, among other things, share consolidations, share splits, spin-off events, share repurchases, rights issues, reorganizations and upon payment of any dividends or distributions to holders of Common Shares.

Redemption:

The Debentures may not be redeemed by the Corporation prior to February 28, 2018 (3 years). On and after February 28, 2018 (3 years) and prior to February 28, 2020 (5 years), the Debentures may be redeemed by the Corporation, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the daily volume-weighted average trading price of the Common Shares on the NYSE (and, if the Common Shares are no longer listed on the NYSE, converted to US dollars at the Bloomberg end of day foreign rate of exchange for such date), averaged for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided, is at least 125% of the Conversion Price. In the event that a holder of Debentures exercises its conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from and including the latest interest payment date up to, but excluding, the date of conversion.

Payment of Principal Amount in Shares:

Primero has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity, provided no Event of Default (as defined in the Indenture) has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of freely-tradable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the daily volume-weighted average trading price of the Common Shares on the NYSE (and, if the Common Shares are no longer listed on the NYSE, converted to US dollars at the Bloomberg end of day foreign rate of exchange for such date), averaged for the 20 consecutive trading days on the NYSE ending five trading days before the date fixed for redemption or maturity, as the case may be.

Change of Control:

Within 30 days of the occurrence of (i) any event as a result of or following which any person or company (each as defined in the Securities Act (Ontario)) or their respective affiliates, or group of persons and/or companies acting jointly or in concert (within the meaning of MI 62-104 Take-Over Bids and Issuer Bids as at the date hereof) (any such group, a `Group`), directly or indirectly acquires the right to cast more than fifty percent (50%) of the votes that may be ordinarily cast at a general meeting of shareholders of Primero; (ii) any amalgamation, consolidation, merger or arrangement by Primero with or into any other person or company, or of any person or company into Primero (other than pursuant to an internal reorganization solely among wholly owned subsidiaries); or (iii) the conveyance, transfer, sale, lease or other disposition, directly or indirectly, of all or substantially all of the assets and properties of Primero and its subsidiaries, taken as a whole, to another arm’s length person or company or Group (each, a “Change of Control”), Primero will be required to make an offer to holders of the Debentures to repurchase their Debentures then outstanding at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon, which offer shall expire not less than 35 and not more than 60 days after such offer is first made.

Upon a Change of Control resulting from a transaction in respect of which 10% or more of the consideration for the shares of Primero consists of (i) cash, (ii) trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity; (iii) equity securities or other property that is not traded or intended to be traded immediately following such transaction on a recognized stock exchange; (iv) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (v) any combination of the consideration described in the foregoing subclauses (i) through (iv) (a “Cash Transaction”), holders of the Debentures may, prior to completion of the offer to purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to receive on conversion, an additional number (the “Additional Number”) of Common Shares which will vary depending upon the effective date and the share price. This will be based on a Table of Shares grid, standard in transactions of this nature.

Purchase for Cancellation:	Primero may purchase Debentures for cancellation in the market or by tender or private contract at any time subject to regulatory requirements.

Offering Basis:

Offered publicly in all provinces of Canada other than Quebec and only to QIBs pursuant to Rule 144A in the U.S. (non-legended, letter agreement), and under appropriate private placement exemptions in other jurisdictions.

Underwriting Basis:

“Bought Deal” by syndicate of underwriters led by RBC Capital Markets, subject to a mutually-acceptable definitive underwriting agreement containing conventional bought deal termination provisions (“Disaster Out”, “Regulatory Out” and “Material Adverse Change Out”).

Eligibility:	The Debentures will be eligible investments under all usual statutes including RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:

The Corporation has applied to list on the TSX: (i) the Debentures distributed under the short form prospectus; and (ii) the Common Shares issuable on the conversion, redemption or maturity of the Debentures. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Sole Bookrunner:	RBC Capital Markets

Commission:	4.00%.

Closing:	On or about February 9, 2015 (“Closing”).